November 24, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jane Park

Re:	ASP Isotopes Inc. Registration Statement on Form S-1
File No. 333-275686

Acceleration Request
Requested Date: Tuesday, November 28, 2023
Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ASP Isotopes Inc. hereby requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement to 4:00 p.m., Eastern Time, on November 28, 2023, or as soon thereafter as practicable.

Please confirm once the Registration Statement has been declared effective by calling Donald Ainscow of Blank Rome LLP at (972) 850-1474. Please also contact him should you have any questions.

Very truly yours, ASP ISOTOPES INC.

/s/ Paul Mann
Paul Mann
Chief Executive Officer

cc:	Donald Ainscow, Esq.
Blank Rome LLP